Skreem Entertainment Corporation
                             11637 Orpington Street
                             Orlando, Florida 32817

VIA FEDERAL EXPRESS

August 17, 2005

Mail Stop 3561
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549


To Whom It May Concern:

This letter is in response to the letter sent to us dated July 25, 2005 with comments on the Form SB-2 filed on July 20, 2005.

We will file today, through the EDGAR system, a third amendment to the Form SB-2 originally filed on May 4, 2005 to address comments raised in your letter.

The SB-2 has been updated to include financial statements for June 30, 2005.

I have enclosed three redlined copies for your convenience.

General

1. The document has been revised to clearly disclose that this is a best efforts minimum/maximum offering. All proceeds from the sale of shares will be returned to investors promptly if after the 180 day offering period, the minimum of 100,000 shares is not met.

2. The note has been amended to address the purpose for extending the offering period and reducing the minimum.

3. The minimum of 100,000 shares has been added to the cover of the prospectus and throughout the registration statement as appropriate.

4. The registration statement has been amended to disclose that all proceeds will be returned if the minimum of 100,000 shares is not met.

Risk Factors

5. A subheading has been added for the risk of having no escrow account.
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6. This risk factor has been revised. The offering has a minimum of 100,000 which, if not met, will result in all proceeds being returned to share purchasers.

Use of Proceeds

7. This section has been revised to disclose that a minimum of 100,000 shares will yield $65,000 in proceeds net of costs of the offering.

Selling Security Holders

8. The table has been amended to disclose current shareholders ownership after the offering assuming the sale of no shares held by the shareholders and assuming the sale of all shares held by the shareholders.

Description of Business

9. The business description has been amended to describe the procedure for evaluating talent and the costs associated with promoting an act abroad. It is impossible to determine when an act will be introduced in the U.S. and the description now states that more clearly.

10. The three agreements with Mr. Martin's son are now filed as exhibits.

Music Publishing Agreements

11. The required agreements have been included as exhibits. Furthermore, as the Cheyenne Records music licensing agreement represents approximately 95% of the Company's revenue, it also is included as an exhibit.

Management's Discussion and Analysis or Plan of Operations

12. This section has been revised to specifically disclose which countries the Company is promoting it's acts in.

Plan of Operation

13. The disclosure has been revised to state that the Company has two full time employees.

14. The disclosure has been revised to discuss the material terms of the licensing agreements.

15. The disclosure has been revised to disclose that the Cheyenne agreement represents 95% of our revenue for the year ended March 31, 2005 and the remaining agreements individually represent less than 1% of our revenue.
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Certain Relationships and Related Transactions

16. The amended document includes a master note for Mr. Martin and organizations controlled by him, and the three agreements to which Justin Martin is a party.

17. This section has been amended to more clearly describe cervices provided to Justin Martin in relation to the promotion of the musical act 3rd Wish. Justin Martin is provided with housing, transportation, and promotional expenses to maintain his presence in Europe in connection with appearances for the group 3rd Wish.


                                               Sincerely,

                                               /s/ Charles Camorata
                                               Charles Camorata
                                               Chief Executive Officer